Texas Health Resources

Advocate Health Care

OPTUM

DISC Sports & Spine Center

Monarch HealthCare A Medical Group, Inc.

Virtua

UnitedHealthcare

Jewett Orthopaedic Clinic

Blue Cross of Idaho

OrthoCarolina Excellence in Orthopedics

The CORE Institute

BlueCross BlueShield of North Carolina

Austin Regional Clinic

Indiana University Health

UnityPoint Health

HCSC Health Care Service Corporation

DaVita. HealthCare Partners.

Anthem. BlueCross BlueShield

MemorialCare Health System Excellence in Health Care

SCA

SCA overview
Largest independent surgical provider in the country; diversified growth strategy, partnering with health plans, medical groups and health systems
•
Outstanding clinical care, patient
satisfaction and physician satisfaction
•
Clear value proposition to health plans,
ACOs and risk bearing groups
•
200+ surgical facilities in partnership
with approximately 3,000 physicians
•
Approximately 1 million cases per year
•
Pathway to continue adding
partnerships with health plans, medical
groups and health systems
Filing pursuant to Rule 425 under the Securities Act of 1933, as amended
Deemed filed under Rule 14d-9 under the Securities Exchange Act of 1934, as amended
Filer: Surgical Care Affiliates, Inc.
Subject Company: Surgical Care Affiliates, Inc.
Filer’s Commission File Number: 001-36154
Date: January 18, 2017

SCA and OptumCare
to combine
1
•
Optum
is a leading health services company
and part of UnitedHealth Group
•
On January 9, 2017, SCA announced
agreement to join OptumCare, Optum’s
primary and urgent care delivery services
business
•
Creates comprehensive ambulatory care
services platform, including primary care,
urgent care and surgical care services
•
Aligned strategy supports value-based
payment models and a multi-payer approach
•
SCA already has nine ASCs partnered with
Monarch HealthCare, part of OptumCare
since 2011
•
Builds on companies’ existing joint ventures,
strong relationship and complementary
capabilities
•
Accelerates SCA’s progress towards Vision to
become the partner of choice and Mission to
improve healthcare in America
•
Enables better alignment with health plans,
medical groups and others seeking to achieve
the triple aim
•
Positions SCA to develop better tools to help
independent physicians succeed
•
Continues focus on patient value and
satisfaction
Strategic Alignment
1
The transaction is expected to close during the first half of 2017, subject to the tender of a majority of SCA’s shares, regulatory approvals and other customary closing conditions

HEALTH BENEFITS
HEALTH SERVICES
Helping people live
healthier lives
Helping make the health system
work better for everyone
Integrity
Compassion
Relationships
Innovation
Performance
Clinical Insight
FOUNDATIONAL COMPETENCIES
Data & Information
Technology
Complementary but Distinct
Business Platforms
©2017 UnitedHealth Group. All Rights Reserved. UnitedHealth Group is a registered trademark with the U.S. Patent and Trademark office.
© 2016 UnitedHealth Group. Any use, copying or distribution without written permission from UnitedHealth Group is prohibited.

# Serving customers across the health system

## HEALTH PLANS

**4 of 5** U.S. hospitals

**300** organizations

## EMPLOYERS

**80** of Fortune 100

## CONSUMERS

**115M** empowered individuals

## LIFE SCIENCES

**100** global organizations

## GOVERNMENTS

**120** government agencies

SCA

OPTUM Care™
Stage of Care
Immediate/ Primary Care
Specialty/ Surgical Care
Post-Acute/ Long Term Care
Optimal site of care
Care Delivery "Front Door"
Primary Care
Neighborhood Care Centers
HouseCalls
Telehealth
Worksite Care
Specialty Centers
Multi-Specialty
Ambulatory Surgical Centers
At Home Complex Care
Complex Care Management
Home Health
Digital Health
Core Offering
Primary Care Provider
Cross-continuum care coordination
OPTUM
OptumHealth
OptumInsight
OptumRx
UnitedHealthcare
Cigna
Anthem
aetna
BlueCross BlueShield
Humana
SCA

The OptumCare care continuum

SCA
Surgical Care Affiliates

OPTUM

Modern Healthcare

BARCLAYS

CRAIN'S
CHICAGO BUSINESS

SCA

Reaction overwhelmingly positive
“Optum's
$2.3 billion deal
with Surgical Care Affiliates continues its push to shift
care away from the costly hospital setting and toward lower-cost outpatient providers.
While analysts see the deal as a smart way to get a handle on rising healthcare spending, UnitedHealth Group, which owns Optum, is the only insurer taking advantage of this strategy.”
-Shelby Livingston, Modern Healthcare
“The most compelling rationale for this transaction in our opinion is the value opportunity within surgery costs, that can make up as much as 30% of total healthcare spend. In our view the lower prices offered by surgery centers will drive additional volumes into surgery centers and away from higher-priced hospital outpatient departments.”
-Joshua Raskin, CFA, Barclays Analyst
“[This announcement]…is a bet that amid all the uncertainty surrounding the health
care
industry
right
now
–
from
Republicans'
vow
to
repeal
the
Affordable
Care
Act
to
potential
Medicaid
and
Medicare
changes
–
one
thing
will
remain
paramount: the need to keep expenses down.”
-Brooke Sutherland, Bloomberg Gadfly

Additional information and where to find it
This communication relates to a pending business combination transaction between UnitedHealth Group Incorporated (“UnitedHealth”)
and Surgical Care Affiliates, Inc. (“SCA”). The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to sell or exchange, nor a solicitation of an offer to buy or exchange,
any
securities,
nor
shall
there
be
any
sale
of
securities
in
any
jurisdiction
in
which
such
offer,
sale
or
exchange
would
be
unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
UnitedHealth intends to file a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. UnitedHealth and a wholly-owned subsidiary of UnitedHealth intend to file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the
SEC and may file amendments thereto. SCA intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. SCA and UnitedHealth may also file other documents with the SEC regarding the transaction. This communication is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which SCA or
UnitedHealth may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the solicitation/recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any decision regarding exchanging their shares, because they will contain important information about the transaction. The prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, will be made available to all holders of SCA’s stock at no expense to them. The exchange offer materials and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the solicitation/recommendation statement may be obtained for free by contacting UnitedHealth’s Investor Relations department at (800)
328-5979. Additional copies of the solicitation/recommendation statement may be obtained for free by contacting SCA’s Investor
Relations department at (800) 768-0094.
In addition to the SEC filings made in connection with the transaction, each of UnitedHealth and SCA files annual, quarterly and current
reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. UnitedHealth’s and SCA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Cautionary statement regarding forward looking
statements
This communication may contain statements that constitute “forward-looking statements,” including, for example, information related to UnitedHealth, SCA and the proposed acquisition of SCA by UnitedHealth. Generally the words “believe,” “expect,” “intend,”
“estimate,” “anticipate,” “plan,” “project,” “should” and similar expressions identify forward-looking statements, which generally are not historical in nature. Such statements reflect the current analysis of existing information and involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the possibility that various conditions to the consummation of the UnitedHealth exchange offer and mergers may not be satisfied or waived, including the receipt of regulatory clearances related to the mergers; uncertainty as to how many shares of SCA common stock will be tendered into the
UnitedHealth
exchange
offer;
the
risk
that
the
UnitedHealth
exchange
offer
and
mergers
will
not
close
within
the
anticipated
time
periods, or at all; the failure to complete or receive the anticipated benefits from UnitedHealth’s acquisition of SCA; the possibility that the
parties
may
be
unable
to
successfully
integrate
SCA’s
operations
into
those
of
UnitedHealth;
such
integration
may
be
more
difficult,
time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, suppliers or physicians) may be greater than expected following the transaction; the retention of certain key employees at SCA may not be achieved; the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transactions; UnitedHealth and SCA are subject to intense competition; factors that affect UnitedHealth’s ability to generate sufficient funds to maintain its quarterly dividend payment cycle; the effects of local and national economic, credit and capital market conditions; and the other risks and uncertainties relating to UnitedHealth and SCA described in their respective Annual Reports on Form
10-K for the fiscal year ended December 31, 2015, and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on
Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.
SCA assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements or information, which speak only as of the date hereof.